UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
RedSwanPC, Inc.

Legal status of issuer

> *Form*
> C-Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 2, 2018

Physical address of issuer
8121 Broadway, 301, Houston, Texas 77061

Website of issuer
https://www.redswan.io

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
4,882

Price (or method for determining price)
$5.12 per share for subscriptions received no later than September 10, 20211, (b) $5.76 per share for subscriptions received after September 10, 2021 but not later than September 24, 2021, and (c) $6.40 per share for subscriptions received after September 24, 2021

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
December 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$405,224	$88,326
Cash & Cash Equivalents	$405,224	$88,326
Accounts Receivable	$0	$0
Short-term Debt	$61,263	$0
Long-term Debt	$517,489	$0
Revenues/Sales	$0	$35,000
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-261,856	$-128,129

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 26, 2021

RedSwanPC, Inc.





Up to $5,000,000 of Series Seed Preferred Stock


RedSwanPC, Inc. ("RedSwan", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 29, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by December 29, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 10, 2021 will be permitted to increase their subscription amount at any time on or before December 29, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 10, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 29, 2021 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at   https://www.redswan.io/investors.
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/redswan

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

RedSwan PC was initially formed on February 16, 2018 ("Inception") in the State of Texas as an LLC. On May 2, 2018 RedSwan PC converted to RedSwanPC, Inc., a Delaware C Corporation. The Company's headquarters are located in Houston, Texas.

The Company is located at 8121 Broadway, 301, Houston, Texas 77061.

The Company's website is https://www.redswan.io/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/redswan and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$5,000,000
Purchase price per Security	$5.12 per share for subscriptions received no later than September 10, 20211, (b) $5.76 per share for subscriptions received after September 10, 2021 but not later than September 24, 2021, and (c) $6.40 per share for subscriptions received after September 24, 2021
Minimum investment amount per investor	$1,000
Offering deadline	December 29, 2021
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 16, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The equity crowdfunding and tokenization markets are emerging industries where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

The Company may not receive necessary regulatory approvals to publicly offer tokens via a registration statement. Prior to the commencement of a sale of any tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute tokens effectively or at all.

The auditing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $476,397, an operating cash flow loss of $213,002 and liquid assets in cash of $405,224. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has outstanding liabilities. The Company entered into an EIDL agreement during fiscal year 2020, the credit facility size being $67,400. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2020 was $67,400.

The Company entered into a PPP agreement during fiscal year 2020, the credit facility size being $12,500. The interest rate is 1.00% per annum. The total outstanding balance as of December 31, 2020 was $12,500.

The PPP Loan is subject to forgiveness. The Company received the forgiveness in 2021 and will recognize a debt forgiveness gain and remove liability from its balance sheet.

The Company is overdue on its 2019 and 2020 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's Board does not hold regular board meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

Not all of the key employees are currently working full time for the Company. As a result, the COO may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 62.63% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

RedSwan CRE was founded in early 2018 with the vision to transform the nature of capital markets tied to the commercial real estate ("CRE") industry. Specifically, Red Swan is using blockchain technology to tokenize equity limited partnership shares of Class A and B CRE properties.

Through tokenization, RedSwan CRE can fractionalize direct CRE ownership, making institutional-grade CRE more accessible and attractive to smaller investors with low minimum investment thresholds. Quality, off-market CRE, historically exclusive to deep pocketed private equity and banking firms, are now available to a greater number of individual and institutional market participants. Tokenization also allows us to streamline and compress the time it takes for real estate developers and sponsors to raise equity capital for their projects. A process that traditionally takes many months to complete and requires many intermediaries and a lot of tedious paperwork can be shortened into days or weeks at lower cost.

By representing CRE ownership in the form of digital tokens, the possibility of 24/7 liquidity for CRE can now be a reality. RedSwan CRE's vision is for real estate, over time, to be easily traded in the secondary market like common stocks today.

RedSwan CRE operates a Marketplace that showcases digital CRE investment opportunities. We attract Accredited Investors within the United States under Regulation D and International Investors outside the US under Regulation S. All investments are offered at a very affordable $1,000 minimum commitment.

Business Plan

RedSwan earns recurring and one-time revenue streams:
- ○ Success based fee of 4-5% on capital raised for CRE sponsors
- ○ Up-front fee charged to CRE sponsors for deal due diligence, underwriting and asset tokenization
- ○ Asset management fee of 1.5% per annum on digital asset tokens issued
- ○ Secondary market trading fees (pricing and rates TBD)

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 48.50% of the proceeds, or $12,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.70% of the proceeds, or $385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Underwriting & Production	15%	15%	15%
Sales, Marketing & Partnerships	35%	35%	35%
Operations, Salaries, Rent & Misc	15%	15%	15%
Legal and Professional Services	5%	5%	5%
Technology & RD	30%	30%	30%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Edward Nwokedi	Founder & CEO (March 2018 - Present)	Redswan, Founder & CEO (March 2018 - Present). Set company strategy and key product initiatives. Establish close relationships with CRE sponsors in order to grow the Marketplace. Identify commercial partnership opportunities in the blockchain/STO and traditional financial services industries. Continually dialogue with potential new investors. Grow awareness of company through public relations and media activities.
Don Oparah	Co-Founder and CTO (March 2018 - Present)	Redswan, Founder & CTO (March 2018 - Present). Oversee deployment of technology solutions. Assist in the development of overall technology roadmap and the evaluation and recommendation of technology vendors.
Cyril Chiosa	Board Member & Investor (March 2018 - Present)	Redswan, Board Member & Investor (March 2018 – Present). Investor and advisor to the company. Assist with making introductions to CRE sponsors that have compelling investment opportunities that can be added to the Marketplace.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,250,000	Yes	N/A	100%	N/A
2018 Equity Incentive Plan	2,215,000	If exercised	If exercised	0%	N/A

The Company has the following debt outstanding:

The Company entered into an EIDL agreement during fiscal year 2020, the credit facility size being $67,400. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2020 was $67,400.

The Company entered into a PPP agreement during fiscal year 2020, the credit facility size being $12,500. The interest rate is 1.00% per annum. The total outstanding balance as of December 31, 2020 was $12,500.

The PPP Loan is subject to forgiveness. The Company received the forgiveness in 2021 and will recognize a debt forgiveness gain and remove liability from its balance sheet.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage fully diluted ownership
Edward Nwokedi	5,000,000 Common Shares	62.63%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

RedSwan PC was initially formed on February 16, 2018 ("Inception") in the State of Texas as an LLC. On May 2, 2018 RedSwan PC converted to RedSwanPC, Inc., a Delaware C Corporation. The financial statements of RedSwanPC, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

RedSwan is a commercial real estate tokenization platform and marketplace for institutional quality opportunities transformed into digital security tokens. Building owners and investors can both receive early liquidity on high quality, off market real estate through their iPhone. Joining RedSwan's selected clientele of investors makes investment acquisition easier and more efficient. RedSwan is a private client catering towards those interested in quality, commercial real estate investment opportunities. Through a simple interface, investors can browse off market digital security CRE investment opportunities in a growing number of markets.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $600,000 cash on hand as of June 30, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $55,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed – 1	4/1/2018	Regulation D	Common Equity	$300,000	Start up expenses and basic working capital.
Seed – 2	10/20/2020	Regulation D	SAFE Note	$750,000	Invest in new issuance technology, additional personnel, and marketing.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 35% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and

preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the

escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $5,000,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $5,000,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $5,000,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Edward Nwokedi

_____
(Signature)

Edward Nwokedi
_____
(Name)

Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward Nwokedi

_____
(Signature)

Edward Nwokedi
_____
(Name)

Founder & CEO
_____
(Title)

August 26, 2021
_____
(Date)

/s/Cyril Chiosa

_____
(Signature)

Cyril Chiosa
_____
(Name)

Board Member & Investor
_____
(Title)

August 26, 2021
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Red Swan PC Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Red Swan PC Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Red Swan PC Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Red Swan PC Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Red Swan PC Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Red Swan PC Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Red Swan PC Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Red Swan PC Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

July 23, 2021
Los Angeles, California

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 405,224	$ 88,326
Accounts receivable—net	-	-
Inventories	-	-
Total current assets	**405,224**	**88,326**
Other assets	-	-
Intangible assets, net	-	-
Notes Receivable	-	-
Total assets	**$ 405,224**	**$ 88,326**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 47,305	$ -
Accrued revenue	-	-
Current portion of long-term debt	12,411	-
Other current liabilities	1,547	-
Total current liabilities	**61,263**	**-**
Long-term debt, net	67,489	-
SAFE(s)	450,000	-
Total liabilities	**$ 578,752**	**$ -**
STOCKHOLDERS' EQUITY		
Common stock	63	63
Additional Paid in Capital (APIC)	302,807	302,805
Retained earnings/(Accumulated Deficit)	(476,397)	(214,541)
Total stockholders' equity	**(173,528)**	**88,326**
Total liabilities and members' equity	**$ 405,224**	**$ 88,326**

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ 35,000
Cost of goods sold	-	-
Gross profit	-	35,000
Operating expenses		
General and administrative	246,557	156,130
Sales and marketing	13,752	6,999
Total operating expenses	260,309	163,129
Operating income/(loss)	(260,309)	(128,129)
Interest expense	1,547	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(261,856)	(128,129)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (261,856)	$ (128,129)

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars, except per share data)	Common Stock		Members' Equity	Additional Paid-In Capital	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2018	-	$ -	$ 300,463	$ -	$ (86,412)	$ 214,051
Net income/(loss)	-	-	-	-	(128,129)	(128,129)
Member Contributions	-	-	2,403	-	-	2,403
Conversion from LLC to C Corporation	6,250,000	63	(302,866)	302,804	-	-
Share based compensation	-	-	-	1	-	1
Balance—December 31, 2019	**6,250,000**	**$ 63**	**$ -**	**$ 302,805**	**$ (214,541)**	**$ 88,326**
Issuance of common stock	-	-		-	-	-
Issuance of common stock options	-	-	$ -	-	-	-
Share based compensation	-	-	-	2	-	2
Net income/(loss)	-	-		-	(261,856)	(261,856)
Balance—December 31, 2020	**6,250,000**	**$ 63**	**$ -**	**$ 302,807**	**$ (476,397)**	**$ (173,528)**

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(261,856)	$	(128,129)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		-		-
Share based compensation expense		2		1
Changes in operating assets and liabilities:				
Inventory		-		-
Accounts payable and accrued expenses		47,305		-
Other current liabilities		1,547		-
Net cash provided/(used) by operating activities		**(213,002)**		**(128,128)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash used in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contributions		-		2,403
Proceeds from Line of credit, net		79,900		-
SAFE's		450,000		
Net cash provided/(used) by financing activities		**529,900**		**2,403**
Change in cash		316,898		(125,725)
Cash—beginning of year		88,326		214,051
Cash—end of year	$	**405,224**	$	**88,326**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,547	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Red Swan PC was initially formed on February 16, 2018 ("Inception") in the State of Texas as an LLC. On May 2, 2018 Red Swan PC converted to Red Swan PC Inc., a Delaware C Corporation. The financial statements of Red Swan PC Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

Red Swan PC is a commercial real estate tokenization platform and marketplace for institutional quality opportunities transformed into digital security tokens. Building owners and investors can both receive early liquidity on high quality, off market real estate through their iPhone. Joining Red Swan PC's selected clientele of investors makes investment acquisition easier and more efficient. Red Swan is a private client catering towards those interested in quality, commercial real estate investment opportunities. Through a simple interface, investors can browse off market digital security CRE investment opportunities in a growing number of markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 the Company's cash and cash equivalents exceeded, while as at December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of service occurs as service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon delivery of service and recognizes the revenue when the service has been provided and has fulfilled their sole performance obligation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLE ASSETS

In 2018, the owner of the Company contributed the technology that was used for further development of the tokenization platform, Since the transaction pertains a common control transaction, no intangible asset was recognized.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities comprise primarily loan interest.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 25,000,000 shares designated as $0.00001 par value common stock. As of December 31, 2020, and December 31, 2019, 6,250,000 common shares have been issued and are outstanding.

Sharebased compensation

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 2,215,000 shares of its Common Stock pursuant to the Plan, which provides for restricted shares awards to employees. As of December 31, 2020, the Company had 1,744,000 shares of common stock available for future issuance of awards under the 2018 Plan.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2020		2019	
Cost of goods sold	$	-	$	-
Selling, marketing, and administrative		2		1
Total share-based compensation	$	**2**	$	**1**

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	2,000 $	0.00	-
Granted	94,000 $	0.00	-
Vested	(54,000) $	0.00	-
Cancelled	- $	-	-
Outstanding at December 31, 2019	42,000 $	0.00	1.51
Granted	210,000 $	0.00	
Vested	(20,000) $	0.00	
Cancelled	- $	-	
Outstanding at December 31, 2020	232,000 $	0.00	1.04

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2019 and 2020 was $0.00001.

The total fair value of the restricted stock awards vested during 2020 and 2019 was $0.54 and $0.20 respectively.

The unrecognized compensation expense calculated under the fair value method for shares expected to vest as December 31, 2020 and December 31, 2019 was approximately $1.12 and $3.22 respectively.

Warrants

On 30th April 2019 the Company issued 600,000 restricted performance stock units to a certain investor and advisor. In return, the advisor is providing certain business development services. The vesting is based on achievement of certain performance milestones. As at December 31,2020 and December 31, 2019, none of the milestones have been reached and thus none of the outstanding warrants were vested.

6. DEBT

Loans

During the years presented, the Company has entered into loans. The details of the Company's loans and the terms are as follows:

					For the Year ended December 2020					For the Year ended December 2019				
Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Intrest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
EIDL loan	$67,400	3.75%	Fiscal year 2020	5/12/2050	$1,474	$0	$3,557	$63,843	$67,400	$0	$0	$0	$0	$0
PPP loan	$12,500	1.00%	Fiscal year 2020	5/18/2022	$73	$0	$8,854	$3,646	$12,500	$0	0	$0	$0	$0
Total					$1,547	$0	$12,411	$67,489	$79,900	$0	$0	$0	$0	$0

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2020

2021	$12,411
2022	5,893
2023	2,247
2024	2,247
2025	2,247
Thereafter	54,856
Total	**$79,900**

The Company entered into an EIDL agreement during fiscal year 2020, the credit facility size being $67,400. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2020 was $67,400.

The Company entered into a PPP agreement during fiscal year 2020, the credit facility size being $12,500. The interest rate is 1.00% per annum. The total outstanding balance as of December 31, 2020 was $12,500.

The PPP Loan is subject to forgiveness. The Company received the forgiveness in 2021 and will recognize a debt forgiveness gain and remove liability from its balance sheet.

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing period	Valuation Cap	Discount	As of year ended December 31, 2020	2019
2020 SAFE	Fiscal year 2020	18,000,000	20%	$ 450,000	$ -
Total SAFE(s)				$ 450,000	$ -

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Purchase Amount plus a 20% premium, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event. If there is a Dissolution Event before this instrument expires or terminates, the Investor will automatically be entitled to receive a portion of Proceeds as previously agreed prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (77,771)	$ (38,054)
Valuation Allowance	77,771	38,054
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (141,490)	$ (63,719)
Valuation Allowance	141,490	63,719
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $141,490. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2020 and December 31, 2019.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through July 23, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $476,397, an operating cash flow loss of $213,002 and liquid assets in cash of $405,224. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


REDSWAN

RedSwan CRE

Blockchain commercial real estate marketplace

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$1,000	$55,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN REDSWAN CRE

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Equity Crowdfunding | Fundraising | Commercial Real Estate | Houston

Website: https://www.redswan.io

Share:

RedSwan CRE is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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FAQs About Investing

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Company Highlights

- Founder & CEO has 17+ years of experience in commercial real estate brokerage with Cushman & Wakefield and Colliers International and led prior e-commerce startup in the late 90s through multiple venture rounds and eventual exit
- Key partners and service providers include world-class organizations such as Coinbase, Polymath, Templum and Ernst & Young, as part of the Entrepreneurs Access Network's inaugural cohort
- Tokenized over $2B worth of commercial real estate properties on online marketplace
- Raised $1M+ over two seed funding rounds

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Series Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation: US $55,000,000
- Target Minimum Raise Amount: US $750,000
- Offering Type: Side by Side Offering

RedSwan CRE provides solutions to make investing in high quality, off-market commercial real estate properties more affordable and liquid through digital asset CRE tokens.

RedSwan CRE was founded in early 2018 with the vision to transform the nature of capital markets tied to the commercial real estate ("CRE") industry. Specifically, Red Swan is using blockchain technology to tokenize equity limited partnership shares of Class A and B CRE properties.

Through tokenization, RedSwan CRE can fractionalize direct CRE ownership, making institutional-grade CRE more accessible and attractive to smaller investors with low minimum investment thresholds. Quality, off-market CRE, historically exclusive to deep pocketed private equity and banking firms, are now available to a greater number of individual and institutional market participants. Tokenization also allows us to streamline and compress the time it takes for real estate developers and sponsors to raise equity capital for their projects. A process that traditionally takes many months to complete and requires many intermediaries and a lot of tedious paperwork can be shortened into days or weeks at lower cost.

By representing CRE ownership in the form of digital tokens, the possibility of 24/7 liquidity for CRE can now be a reality. RedSwan CRE's vision is for real estate, over time, to be easily traded in the secondary market like common stocks today.

RedSwan CRE operates a Marketplace that showcases digital CRE investment opportunities. We attract Accredited Investors within the United States under Regulation D and International Investors outside the US under Regulation S. All investments are offered at a very affordable $1,000 minimum commitment.

Since founding, we have closed two seed rounds of financing, onboarded $2 Bn worth of properties on the platform, finalized issuance technology, created a Registered Investment Advisory division and formed partnerships and relationships with world class technology, financial services and blockchain companies.

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Introducing Red Swan CRE Marketplace

Introducing Red Swan CRE Marketplace.

Media Mentions

THE TOKENIZER   CoinDesk    The Motley Fool   FORTUNE

The Team

Founders and Officers



Ed Nwokedi
FOUNDER & CEO

Edward Nwokedi has 17 years' experience with brokerage and client advisory services working with Colliers International and with Cushman and Wakefield as the Executive Director of Capital Markets Group. He is one of Houston's repeat top performers with over $2 billion in successful transactions. Prior to his CRE career, Edward was a successful Silicon Valley entrepreneur who founded and exited a venture-backed startup he built to a Fortune 500 Company.



Roy Malkin
CO-FOUNDER & COO

Roy is a Tech Entrepreneur through Venture Aviator, which has built growth tech companies with multiple TechCrunch Disrupt Awards and exits to Amazon, Cisco and Ten-X. Prior to becoming a serial entrepreneur, Roy had Fortune 500 experience at Disney, Liberty Media and Credit Suisse. Roy received his MBA from The Anderson School at UCLA.



Don Oparah
CO-FOUNDER AND CTO

Don has a PhD in IT from University of Cambridge, UK and is a TED speaker and Oxford University speaker on tech innovation. Don has over 20 years of enterprise and startup technology experience as an early employee at publicly traded technology company Agilysys and later as Founder and Director of The Venture Accelerator at University of California, Santa Barbara. Don participated in launching over 20 startups in his career, many of them were successfully backed by leading venture funds and several acquired by Fortune 500 companies.

Key Team Members

 **Everett Gong**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series Seed
Round size:	US $5,000,000
Minimum investment:	US $1,000
Target Minimum:	US $750,000

Key Terms

Security Type:	Preferred Equity
Pre-Money valuation:	US $55,000,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While RedSwan has set an overall target minimum of US $750,000 for the round, RedSwan must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to RedSwan's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

- Underwriting & Produc...
- Operations, Salaries, Re...
- Technology & RD
- Sales, Marketing & Part...
- Legal and Professional ...



If Maximum Amount Is Raised

- Underwriting & Produc...
- Operations, Salaries, Re...
- Technology & RD
- Sales, Marketing & Part...
- Legal and Professional ...

Investor Perks

Early Bird Bonus Perk: Investors who invest by Friday, 09/17/2021 at 11:59pm ET will get bumped to the next perk tier. For example, an investment of $10,000 - $24,999 will earn perks for the $25,000 - $100,000 Tier.

Tier 1: $2,500 - $9,999

10% off annual management fees for all commercial real estate investment deals that investors participate in through December 31, 2023.

Tier 2: $10,000 - $24,999

25% off annual management fees for all commercial real estate investment deals that investors participate in through December 31, 2023.

Tier 3: $25,000-$100,000

50% off annual management fees for all commercial real estate investment deals that investors participate in through December 31, 2023.

Tier 4: Over $100,000

75% off annual management fees for all commercial real estate investment deals that investors participate in through December 31, 2023.

And....**Early Bird Bonus Perk:** Investors who invest by 09/17/2021 will get bumped to the next perk tier. For example, an investment of $10,000 - $24,999 will earn perks for the $25,000 - $100,000 Tier.

Please note that US based investors that participate in RedSwan CRE's commercial real estate investment offerings have to be considered Accredited Investors under Regulation D. As such, the above Perks are only applicable to Accredited Investors who are participating in our SeedInvest Reg CF investment round.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of RedSwan CRE's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed-2			Seed	
Round Size	US $750,000		Round Size	US $630,000
Closed Date	Oct 20, 2020		Closed Date	Apr 1, 2018
Security Type	SAFE Note		Security Type	Common Equity
Valuation Cap	US $20,000,000		Pre-Money valuation	US $3,000,000

Market Landscape

The commercial real estate industry is sizable. The global stock of CRE properties is approximately $75 trillion. On average, 35% of this value is backed by equity, which results in $26T of locked equity. Assuming that up to 90% of the trapped equity is tokenized, then potential maximum amount of digital CRE equity offerings can be as much as $23T over time.

Given the enormous size of the industry, the potential revenue pools are likewise significant. In CRE, a successful capital raise can generate a success based fee of 4-5%. Therefore, $23T in issuances over time can result in $1.2T of potential success fees for equity CRE crowdfunding platforms like RedSwan CRE. In addition, asset management and custody fees of 1.5% per annum can be charged to investors that hold the tokens. For $23T worth of tokens, that amounts to $0.3T of revenues per year. Finally, fees can be earned on the secondary trading of the digital tokens. Secondary trading of digital asset tokens is very nascent but we estimate that the fee rate for secondary trading will be approximately 25 basis points of volume traded.

RedSwan competes with other real estate crowdfunding firms such as Real-T, Securitize, Cadre and Crowdstreet. We believe that RedSwan is the first to focus 100% on the application of tokenization technology to high quality CRE. For example, Real-T is a blockchain RE company but focuses on small single-family and multi-family homes in secondary and tertiary markets. Securitize also leverages blockchain technology but is not RE focused. Cadre and Crowdstreet are large, well-funded equity CRE crowdfunding platforms that do offer investment access to similar high quality Class A and B buildings. However, there is no blockchain layer to their platform and hence they are limited in their ability to offer fast, secondary market liquidity.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The equity crowdfunding and tokenization markets are emerging industries where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

The Company may not receive necessary regulatory approvals to publicly offer tokens via a registration statement. Prior to the commencement of a sale of any tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute tokens effectively or at all.

The auditing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $476,397, an operating cash flow loss of $213,002 and liquid assets in cash of $405,224. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has outstanding liabilities. The Company entered into an EIDL agreement during fiscal year 2020, the credit facility size being $67,400. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2020 was $67,400.

The Company entered into a PPP agreement during fiscal year 2020, the credit facility size being $12,500. The interest rate is 1.00% per annum. The total outstanding balance as of December 31, 2020 was $12,500.

The PPP Loan is subject to forgiveness. The Company received the forgiveness in 2021 and will recognize a debt forgiveness gain and remove liability from its balance sheet.

The Company is overdue on its 2019 and 2020 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's Board does not hold regular board meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

Not all of the key employees are currently working full time for the Company. As a result, the COO may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
› ☐ Financials (2 files)	Apr 30, 2021	Folder
› ☐ Fundraising Round (1 file)	Apr 30, 2021	Folder
› ☐ Miscellaneous (3 files)	Apr 30, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in RedSwan CRE

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by RedSwan CRE. Once RedSwan CRE accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to RedSwan CRE in exchange for your securities. At that point, you will be a proud owner in RedSwan CRE.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number

2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, RedSwan CRE has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now RedSwan CRE does not plan to list these securities on a national exchange or another secondary market. At some point RedSwan CRE may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when RedSwan CRE either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is RedSwan CRE's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the RedSwan CRE's Form C. The Form C includes important details about RedSwan CRE's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

RedSwan CRE

Blockchain Commercial Real Estate Marketplace



Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Who are we?

RedSwan CRE provides solutions to make investing in high quality, off-market commercial real estate (CRE) properties more affordable and liquid through digital CRE tokens. Our members capitalize on the security, efficiency and liquidity made possible by advanced blockchain technology.

Digital tokens represent equity interests in real estate, equivalent to shares of stock in publicly traded companies.



RED SWAN
CRE MARKETPLACE

Real estate investing historically is problematic...

- Inaccessible. Quality properties are gobbled up in off-market, privately negotiated deals.

- Illiquid. Unlike stocks and bonds, real estate is not easy to trade and exchange.

- Unaffordable. Need to write million $ checks to buy up properties.

- Exclusive. Deep-pocketed private equity firms, banks and ultra-HNW investors get best deal flow.



Digital tokens solve accessibility & liquidity problems



Liquid [1]
- Earlier access to buy & sell
- Liquidity premiums

Speed
- Transact at will
- Immediate settlement

Accessible
- Fractionalization
- Opens new markets 24/7/365

Unlocking Value

Improving the attributes of an asset as well as significantly lowering costs should drive asset value higher beyond its value today

Global
- Less friction across borders
- Financial inclusion

Compliant
- Proactive enforcement
- Existing regulatory framework

Transparent
- Definitive ownership
- Immutable record

Efficiency, Speed, Security and Liquidity

[1] Liquidity is subject to holding period requirements. US Accredited Investors under Regulation D have an SEC mandated one-year holding period requirement. International Investors fall under Regulation S. Any holding period requirement for Reg S investors is set by RedSwan.

RED SWAN
CRE MARKETPLACE

Total Addressable Market: $75 Trillion



$75T
Commercial Real Estate

$26T
Locked Equity

$4-8T
Crypto Currency Market Cap

Global stock of Commercial Real Estate = $75 Trillion

Average equity stack is 35% ➡ $26 Trillion locked equity

Tokenizing up to 90% of equity ➡ **$23 Trillion of potential offerings**

Total Industry Revenue Potential: $1.3T

Marketing and Issuance fees @ 4% average take rate = $0.9 Trillion[1]

Asset Management/Custody fees @ 1.5% per annum = $0.3 Trillion

Secondary Trading fees @ 25 bps per annum = $0.06 Trillion

$1.3 Trillion

[1] Assumes all CRE assets globally tokenized and recapitalized

Surging Demand for Alternative Investments, Particularly Real Estate Related



Alternatives AUM exceeds $10tn milestone amid challenging market conditions

Top Alternative Investment

- 1) Investing in **Real Estate**
- 2) Investing in **Real Estate - PropTech**
- 3) Peer-to-Peer Lending. ...
- 4) Crowdfunded Art. ...
- 5) Music Royalties. ...
- 6) Cryptocurrency. ...
- 7) Buy Gold. ...
- 8) Commodity ETFs.



Alternative Assets by Type (In Percentage)

Real Estate 14%

Preqin reports alternatives industry worth $10T, to hit $14T by 2023

Market Realist

Source: UBS

Digital Asset Investors Need Alternatives to Cryptocurrency for Diversification

Real Estate Backed Digital Tokens Offers:

- Liquidity
- Income
- Investment Growth...But with Less Volatility than Crypto!
- Inflation Hedge

RED SWAN
CRE MARKETPLACE

Overview of Our Service

RedSwan CRE:

▼ Operates an end-to-end commercial real estate blockchain marketplace

▼ Tokenizes CRE sponsors' equity LP capital stack and showcases investment opportunity on website for crowdfunding

▼ Attracts US Accredited and International investors to invest in property offerings.

▼ Manages ongoing investor relations (dividend distributions, quarterly updates, K-1 distributions, token custody, advisory services, etc.)

▼ In development…..In-house platform to facilitate secondary market trading of real estate tokens and discussions with digital asset exchanges on connecting with their environment for trading.

RED SWAN
CRE MARKETPLACE

Technology Overview

RedSwan leverages best-of-breed technology components in a flexible and scalable architecture to support future market evolution in digital securities



Accredited investors browse digital assets and make purchases as well as review their asset portfolio.

Sponsors (owners) can track progress on their asset sales.

RS team oversees KYC, AML, workflow, funds and token allocation.

Redswan Marketplace

RedSwan Admin Portals

Primary Issuance Engine

Secondary Issuance Engine

Once minimum holding periods are complete, tokens become available to trade on the secondary market for liquidity.

Tokens held securely in omnibus wallet. (Coinbase)

Custody Platform

The RedSwan Tokenization Process

- CRE sponsor owns $100 million building backed by $65 million in debt and $35 million equity

- Sponsor wishes to monetize 90% of the trapped equity in order to invest in new projects >>> $32 million capital raise

- RedSwan tokenizes the $32 million equity and issues digital tokens to new Reg D/S limited partner investors

- Sponsor continues to serve as GP and manages the property to maximize shareholder return

RedSwan earns recurring and one-time revenue streams

- Success based fee of 4-5% on capital raised for CRE sponsors

- Up-front fee charged to CRE sponsors for deal due diligence, underwriting and asset tokenization

- Asset management fee of 1.5% per annum on digital asset tokens issued

- Secondary market trading fees (pricing and rates TBD)

REDSWAN
CRE MARKETPLACE

Value Proposition to Investors

- **Affordability.** Min investment = $1K. Makes it easy to create diversified portfolio of passive income generating properties.

- **Liquidity.** 24/7 liquidity now possible. Previously unheard of in RE investing.[1]

- **Access.** Focus on Class A/B buildings means one can invest in quality CRE previously exclusive to deep pocketed private equity firms and ultra-HNW individuals

- **Reduced Search and Pursuit Costs.** We search for and conduct extensive due diligence on sponsors prior to listing a property, saving investors a lot of work.

- **Tax Benefits.** Can immediately accrue property depreciation expense that can be deducted against other dividend and capital gains income.

RED SWAN
CRE MARKETPLACE

[1] Liquidity is subject to holding period requirements. US Accredited Investors under Regulation D have an SEC mandated one-year holding period requirement. International Investors fall under Regulation S. Any holding period requirement for Reg S investors is set by RedSwan.

Value Proposition to CRE Sponsors

•Unlock Capital. We free up capital for sponsors without them having to sell 100% of the building.

•Premium Valuation for Properties. Due to new liquidity possibility through tokenization, sponsor can realize higher value for property.

•Investor Base. We effectively broaden and diversify the sponsor's investor base so that they are no longer reliant on just a few equity partners.

•Control. Sponsor maintains GP status and continues to manage property as they see fit.

•Higher Return on Capital. Sponsor continues to earn asset management fee on the property but now on a reduced capital commitment

•Low Maintenance. RedSwan manages all investor servicing and acts as intermediary between sponsor and new LP investors.

RED SWAN
CRE MARKETPLACE

Traction since founding in 2018



Platform & Business Development
Onboard $2B of Properties on Gateway
Tokenized $750m Digital Securities
Partnerships RIA
Finalized Full Service Technology
Closed #2 Seed Funding
Launched Tranche 1 $320m
Q2- Q4 2018
Q1 2019 - Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

We expect to scale to over $350m of revenues in fiscal 2023.

RED SWAN CRE MARKETPLACE

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

World Class Partner Ecosystem



Firms displayed here provide RedSwan CRE with technological capabilities or business services.

About our Founder & CEO, Ed Nwokedi

"I decided to lead CRE on to Blockchain and not follow"



• 17 years' experience in CRE brokerage with Cushman & Wakefield and Colliers International, with over $2 Billion in successful transactions

• Prior track record starting Silicon Valley tech company in the late 1990s, which was eventually exited to a Fortune 500 company.

• Personal experience purchasing and managing 94K SF of Office and Retail properties

• Pivoted to blockchain real estate in 2018 when USG authorized use of STO for capital raising and distribution

Executive Team Well Versed in Real Estate, Technology, Finance & Capital Markets



Roy Malkin
Co-Founder, COO

Roy is a tech entrepreneur through Venture Aviator, which has built tech companies with multiple exits to Amazon, Cisco and Ten-X and multiple TechCrunch Disrupt Award winners. Prior to becoming a serial entrepreneur, Roy had Fortune 500 experience at companies such as Disney, Liberty Media and Credit Suisse. Roy received his MBA from The Anderson School at UCLA.



Don Oparah
Co-Founder, CTO

Don has a PhD in IT from the University of Cambridge, UK and is a TED speaker and Oxford University speaker on tech innovation. Don has over 20 years of enterprise and startup technology experience as an early employee at publicly traded technology company Agilysys and later as Founder and Director of The Venture Accelerator at University of California, Santa Barbara. Don participated in launching over 20 startups in his career, many of which were successfully backed by leading venture capital funds and several acquired by Fortune 500 companies.



Everett Gong
Director of Digital Assets Operations

Prior to RedSwan, Everett was Senior Analyst at Roell Capital Partners, a startup long-short equity hedge fund based in Boston, MA that primarily traded Financials.Everett held similar roles at Citadel's Surveyor Capital unit and Columbia Management. Earlier in his career, Everett held various positions in corporate finance, consulting and economic development within the US and in developing countries. Everett received his MBA from The Anderson School at UCLA.

Competition

RedSwan is an early entrant to focusing 100% on applying tokenization technology to streamline and democratize CRE investing

BENEFITS	RedSwan	Real-T	Securitize	Crowdstreet	Cadre
Leverages: blockchain technology	✔	✔	✔	✖	✖
100% Focused on CRE only	✔	✖	✖	✔	✔
Liquidity for buyers and sellers	✔	✔	✔	✖	✖
A-class desirable properties	✔	✖	✖	✔	✔
Secured over $1Bn in properties in 2019	✔	✖	✖	✔	✔
Startup funding raised	$1M	$25M	$26M	$25M	$133M

Projections: Market Share

$60bn AUM
$15bn Funded Projects

Marketshare Growth- Tokenized Projects 5- year



$60,000,000,000	
$45,000,000,000	
$30,000,000,000	
$15,000,000,000	
$0	

2021 2022 2023 2024 2025

■ Total Tokenized Projects

RED SWAN
CRE MARKETPLACE

Projection: Targeting $800 mil Revenue by 2025



Revenues
EBITDA
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
-
(100.0)
1.4
(5.5)
2021
46.7
10.8
2022
388.8
174.7
2023
615.6
307.9
2024
801.3
454.0
2025

RED SWAN CRE MARKETPLACE

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Summary:
Why Should you Invest in RedSwan CRE?

✓ Early entrant in the application of digital tokens to high quality CRE investing.

✓ Management team passionate about technology but understand all aspects of real estate, finance and capital markets. We speak the language of real estate developers and investors.

✓ Founder/CEO's long history in CRE brokerage provides access to proprietary deal flow.

✓ Our Marketplace is gaining traction and attracting world class partners who want to help us succeed.

REDSWAN
CRE MARKETPLACE

Appendix



RED SWAN
CRE MARKETPLACE

Sample Live Deals



Oakland
United States



Targeted Investor IRR	19%*
Targeted Average Cash Yield	8.3%*
Targeted Equity Multiple	1.91x*
Minimum Investment	$1,000

LHOK



Brooklyn
United States



Targeted Investor IRR	15.2%*
Targeted Average Cash Yield	10.2%*
Targeted Equity Multiple	1.96x*
Minimum Investment	$1,000

HLLX



San Jose
United States



Targeted Investor IRR	18.1%*
Targeted Average Cash Yield	12%*
Targeted Equity Multiple	1.88x*
Minimum Investment	$1,000

TW27

RED SWAN
CRE MARKETPLACE

Is there a liquidity premium for tokenized real estate? The case of AspenCoin

AspenCoin (St. Regis) Token Trading

ASPD



	Price Per Token
The Raise Total	$1.00
$18,000,000	
Raise Start	Minimum Investment
October 2, 2018	$10,000

🌐 https://templummarkets.com/aspen

Aspen Digital, Inc. is a Maryland corporation that has been formed to own the St. Regis Aspen Resort in Aspen, Colorado. Aspen Digital is a single-asset REIT and currently intends to own only the St. Regis Aspen Resort

Note: RedSwan was not involved in the tokenization of AspenCoin. This asset represents an industry example.

Is there a liquidity premium for tokenized real estate? The case of AspenCoin

Note that the token is trading at 25% premium to issuance ~ 2.5 years later and has traded around this level despite the onset of Covid-19 pandemic.

Current : Security Token Exchange

tZERO

Price	24h Volume	Market Cap	Exchange
$1.25 USD ↔ (0%)	4,834	$22,500,000	tZERO

CHARTS HISORICAL DATA Date: 04-09-21



Token Price in USD
1.36
1.34
1.32
1.29
1.27
1.25
1.23
1.20
1.18
1.16
1.14
1.11

Note: RedSwan was not involved in the tokenization of AspenCoin. This asset represents an industry example. Past performance may not be indicative of future results.

EXHIBIT E
Video Transcript

https://www.youtube.com/watch?v=fZ9d0OEQVP0

(Ed Nwokedi)
In 2009 we had a market crash. At that time you can wait around for the banks to
come take properties. I said there's an opportunity. Here we came up with an auction platform and we
took that technology and used it for all these sellers who were losing their properties
and wound up making the money giving them a check for half a million dollars.
Fast forward now to distributed-ledger technology - its tokenization. This is another new tool that can
be used to help create value.

(Don Oparah)
I met Ed at a conference about blockchain and distributed ledger technology. He was fascinated by it
from a real estate perspective. And we really just hit it off and the next thing we knew we were
launching RedSwan together.

(Ed)
We have very high-level investors who are not knowledgeable about the recent technology. They hear
about Bitcoin, Etherium. They don't really understand the underlying technology of Hadera
Hashgraph and how that can help them.

(DON)

The Redswan platform marketplace allows a seller of commercial real estate to post their
property on the platform; allows buyers to see these properties and then through a competitive bidding
process, bid on the property and then actually buy the Property.

(ED)
I tell developers they could be the best developers in the world. Their largest risk is the market when it's
finished. Sometimes the market may not be there. By tokenization, you're now looking
at a global market.

(DON)
This allows an owner of a property to create fractional ownership so they could take 80% of the
equity they're holding that asset so tokenize that into a lot of little bits of ownership and allow smaller
investors to step in and buy pieces of that Property.

(ED)
To tokenize an asset we take our property which is usually held by title and we digitize that and put it on
the Hadera Hashgraph platform and then figure out a plan and a strategy for distribution. Do we want to
distribute it worldwide within the United States to only accredited investors retail investors you have
more options.

(DON)

Escrow is a very important aspect but the process is not only slow and in some ways inefficient but also of course financially the escrow agent takes the piece out of that. it's actually possible to create a digital wallet where the buyer will deposit some currency and once all parties agree, that currency is automatically released to the seller the process is extremely efficient. In order to make that possible you need something called a multi-sig digital wallet and Hadera hashgraph has multi-sig capability built into the core of the platform. The level of transactions we expect are a hundred million dollars and above so they need a lot of confidence that this is an enterprise-grade solution and Hadera provides what we believe is one of the best enterprise-grade solutions out there.

(ED)

Once we show them that we were able to make 10 percent more or 25 percent more on an asset by tokenization they're gonna line up to make that 10 percent or 25 percent more on their asset as well. We have a head start on bringing this new technology into the world of commercial real estate and capital markets to make people wealthier with their investments and also to break the barriers down and start servicing the underserved.

[Music]

https://www.youtube.com/watch?v=2bXWr1orroM

Hi, I'm Ed Nwokedi, the president, CEO and founder of Redswan.io. Redswan.io was founded to be a tokenization platform for commercial real estate. I was the executive director of capital markets group for Cushman & Wakefield and for those of you out there who are not familiar with Cushman Wakefield, it's the world's second largest commercial real estate firm with over 70 billion dollars annually in transactions. My role was, I was primarily responsible for capital markets in the Texas region and our team produced about 3.5 billion dollars in transactions, primarily helping institutional and private investors with their acquisitions, dispositions and development projects.

Why was RedSwan Founded?

My motivation for founding RedSwan was twofold. One, we wanted to disrupt the industry so that institutional investors don't control the high-quality, Class A projects to themselves. We wanted to allow private investors to have access to invest in the same class-A type projects as you see in every major market. Two, we felt that the investments needed liquidity and people to get out of investments relatively quickly as opposed to staying in for long term.

[Music]

What Does RedSwan Do?

We created RedSwan to solve three major problems for the commercial real estate investor and will primarily focus on the private investors who really need to disrupt the industry. First of all, by tokenizing the assets, we're now taking a major property and breaking it into digital shares to allow the issuance to many investors as opposed to just one. With one issuance we can issue up to 2,000 investors buying into a project and they combine numerous shares of that project which really limits the amount of equity they need upfront to buy quality assets. Two, you know the value proposition for an owner of a property by tokenizing their profit, they actually create higher value because investors will pay more for the equity of this property knowing that they have this liquidity option to get out of the project and relatively quickly. So we think that that is another significant value proposition and like I said the liquidity aspect is the third major value proposition because investors typically had no liquidity in commercial real estate. They would have to invest today and keep their investment in real estate for over seven to ten years. That's a long time for an investor but now they're able to get excellent investment in minutes or seconds as opposed to staying in for a long time. We think that's a significant change in the industry and one that the investor should be extremely excited about.

What's next for RedSwan?

We're excited! I mean I've been talking to groups around the world and in the United States it's no one who has the level of assets, no one who has the full capability for issuance as well as exiting - providing that liquidity and that's extremely important in this industry that not only can you buy shares in their property, you can also exit anytime you want.

How does more liquidity help?

You know, let's face It - people want their capital when they need it and when they're tied up, that's their biggest fear for entering real estate is that their real estate capital money is tied up for a long period of time. Now if they have this liquidity that's going to make them much more comfortable with putting their money into real estate as opposed to putting their money into a bank or CD or stock. They can actually put their money into a tower in their hometown that they can touch everyday and when they decide they want to sell it because they decide to want do something else, they can turn around and push a button and exit that project within minutes. I think that's going to be revolutionary for the industry and we're very very excited about it.

[Music]

How Do I Sign Up?

How do you sign up? Well you log onto www.Redswan.io, and you click to member sign up now you can get Priority membership if you go early. We're now taking members on our platform. It's not open to everyone, but once we go through a vetting process we will now give you access and this access will allow you to see all the opportunities that are being tokenized in our platform and we currently have about 2.2 billion dollars worth of assets right now and we plan to expand that tenfold over the next, you know, six to eight months. So sign up right now get priority access and start buying real estate.
[Music]

(Get Priority Access - Register Now - www.RedSwan.io)